VIA EDGAR TRANSMISSION

March 19, 2014

Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549

Re:	Tecumseh Products Company Registration Statement on Form S-4 (file no. 333‑193643)
Ladies and Gentlemen:
Tecumseh Products Company hereby requests that the above-captioned Registration Statement, relating to the registration of 18,479,684 common shares, no par value, of Tecumseh Products Company be accelerated so that it will become effective at Noon Eastern time on March 21, 2014 or as soon thereafter as is practicable.
Tecumseh acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tecumseh from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Tecumseh may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Tecumseh also acknowledges that you will consider this written request for acceleration of the effective date of the registration statement as confirmation of, and hereby confirms, the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Very truly yours,
TECUMSEH PRODUCTS COMPANY
By	/s/ Janice E. Stipp
Janice E. Stipp
Executive Vice President, Chief Financial Officer and Treasurer

cc:	The NASDAQ Stock Market (by EDGAR)
James J. Connor
Michelle O. Wright
Patrick T. Duerr
Robert J. Krueger

Tecumseh Products Company . 5683 Hines Drive . Ann Arbor, MI 48108
Ph 734.585.9500 . www.tecumseh.com